The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.
         SUBJECT TO COMPLETION, DATED MARCH 13, 2012

March , 2012 Medium-Term Notes, Series D Pricing Supplement No. 2012-MTNDG0214 Registration Statement Nos. 333-172554 and 333-172554-01 Filed pursuant to Rule 424(b)(2)
Fixed to Float Notes Linked to the Consumer Price Index due March    , 2022
From and including the original issue date to but excluding March    , 2013 (expected to be March 30, 2013), the notes will bear interest during each monthly interest period at a fixed rate of 5.00% per annum. From and including March    , 2013 (expected to be March 30, 2013) to but excluding the maturity date, the notes will bear interest during each monthly interest period at a variable per annum rate equal to the lagging year-over-year percentage change in the Consumer Price Index (as described below under “Key Terms—CPI percent change”) plus 1.00%, subject to a minimum interest rate of 0.00% and a maximum interest rate of 7.00% per annum for any interest period.  Because the CPI is one measure of price inflation in the United States, the return on your notes will depend on U.S. inflation levels, as measured by the CPI, after the first year of the term of the notes.
The notes are senior unsecured obligations of Citigroup Funding Inc. All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company.  All payments due on the notes are subject to the credit risk of Citigroup Inc.
It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus before making your decision to invest in the notes.
KEY TERMS
Issuer:	Citigroup Funding Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company
Issue price:	$1,000 per note
Principal amount:	$1,000 per note
Aggregate principal amount:	$
Pricing date*:	March , 2012 (expected to be March 27, 2012)
Original issue date*:	March , 2012 (three business days after the pricing date)
Maturity date*:	March , 2022 (expected to be March 30, 2022)
CPI or Consumer Price Index:
The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg page “CPURNSA” (or any successor page).  See “Determination of the Level of the Consumer Price Index” in this pricing supplement for more information.

Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum:	From and including the original issue date to but excluding March , 2013 (expected to be March 30, 2013):
	•	5.00%
	From and including March , 2013 (expected to be March 30, 2013) to but excluding the maturity date:
	•	For each monthly interest period, the CPI percent change determined for that interest period plus 1.00%, subject to a minimum interest rate of 0.00% and a maximum interest rate of 7.00% per annum
CPI percent change:	(final CPI level – initial CPI level) / initial CPI level
Initial CPI level:	For each monthly interest period, the CPI level for the calendar month that is fifteen calendar months prior to the month of the relevant interest payment date
Final CPI level:	For each monthly interest period, the CPI level for the calendar month that is three calendar months prior to the month of the relevant interest payment date
Interest payment dates:
The     day of each month (expected to be the 30th day of each month), or the last day of the month in the case of February, beginning on April    , 2012 (expected to be April 30, 2012) and ending on the maturity date

Interest period:
The one-month period from the original issue date to but excluding the immediately following interest payment date, and each successive one-month period from and including an interest payment date to but excluding the next interest payment date

Day-count convention:	30/360 Unadjusted
CUSIP:	1730T0WR6
ISIN:	US1730T0WR66
Listing:	The notes will not be listed on any securities exchange and, accordingly, will have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to the issuer(2)
Per note	$1,000.00	$25.00	$975.00
Total	$	$	$
* Expected dates are subject to change.
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $25.00 for each note sold in this offering. The actual underwriting fee per note will be equal to $25.00 for each note sold by Citigroup Global Markets Inc. directly to the public and will otherwise be equal to the selling concession provided to selected dealers as described in this paragraph. From this underwriting fee, Citigroup Global Markets Inc. will pay certain selected dealers affiliated with Citigroup Global Markets Inc., including Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $25.00 for each note they sell, while selected dealers not affiliated with Citigroup Global Markets Inc. will receive a selling concession of up to $25.00 for each note they sell.  Certain other broker-dealers affiliated with Citigroup Global Markets Inc., including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a fixed selling concession, and financial advisors employed by such broker-dealers or by Citigroup Global Markets Inc. will receive a fixed sales commission, of $25.00 for each note they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Risk Factors,” “General Information—Fees and selling concessions” and “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement for more information.
(2) The per note proceeds to Citigroup Funding Inc. indicated above represent the minimum per note proceeds to Citigroup Funding Inc. for any note, assuming the maximum per note underwriting fee of $25.00. As noted in footnote (1), the underwriting fee is variable.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlink below, before you decide to invest.

Prospectus Supplement and Prospectus filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm the notes are not bank deposits or savings accounts, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Fixed to Float Notes Linked to the Consumer Price Index due March    , 2022

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying prospectus supplement.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

■
The amount of interest payable on the notes will vary, and may be zero. The notes differ from conventional fixed-rate debt securities in that the interest payable on the notes will vary after the first year of the term of the notes based on the lagging year-over-year percentage change in the CPI, which we refer to as the CPI percent change (as defined above in “Key Terms—CPI percent change”).  After the first year of the term of the notes, the notes will bear interest during each monthly interest period at a per annum rate equal to the CPI percent change determined for that interest period plus 1.00%, subject to a minimum interest rate of 0.00% and a maximum interest rate of 7.00% per annum for any interest period. Therefore, if the CPI percent change applicable to any interest period after the first year of the term of the notes is less than or equal to -1.00%, the amount of interest paid to you for that monthly interest period will be zero. The per annum interest rate determined for each monthly interest period is applicable only to the one-month period preceding the relevant interest payment date; interest payments for any other monthly interest period will vary.

■
Variations in the interest rate on the notes from one month to the next may be significant. The interest rate applicable to any monthly interest period after the first year of the term of the notes will be based on the percentage change in the level of the CPI measured over the one-year period ending three months prior to the interest payment date for that interest period.  This method of measuring the CPI percent change may be more volatile than alternative methods that could have been used, such as a comparison of the average level of the CPI in one year to the average level of the CPI in another year.  Moreover, unlike the measure of inflation used by the Federal Reserve in setting monetary policy, the CPI includes particularly volatile elements such as food and energy items.  If the prices of these items fluctuate dramatically year-over-year, they may also cause the CPI to experience significant fluctuations.  For example, if the price of gasoline falls dramatically from one July to the next, the level of the CPI may similarly decline, potentially resulting in an interest rate of 0.00% for one or more interest periods.

■
The yield on the notes may be lower than the yield on a standard debt security of comparable maturity.  After the first year of the term of the notes, the interest rate on the notes will vary depending on changes in the level of the CPI and may be as low as 0.00% per annum.  Accordingly, the rate applicable to any interest period may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding Inc. (“Citigroup Funding”) (guaranteed by Citigroup Inc.) of comparable maturity.  On January 25, 2012, the Federal Reserve publicly announced that its target inflation rate is 2.00% per year, as measured by “core” inflation measures (excluding items that tend to fluctuate often or dramatically, such as food and energy items).  You should understand that if the Federal Reserve is successful in reaching and maintaining this target rate, and if changes in the level of the CPI correspond to this target rate, the effective yield on your notes after the first year will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

■
The value of the notes prior to maturity will be influenced by many unpredictable factors. Several factors will influence the value of your notes in any secondary market that may develop and the price at which Citigroup Global Markets Inc. (“Citigroup Global Markets”) may be willing to purchase the notes in any secondary market, including: the level and volatility of the CPI, interest and yield rates in the market generally, as well as the volatility of those rates, the time remaining to maturity of the notes, fluctuations in the prices of various consumer goods, services and energy resources, inflation and expectations concerning inflation in the United States, hedging activities by our affiliates, fees and projected hedging fees and profits, a variety of economic, financial, political, regulatory or judicial events affecting the CPI, inflation in the United States, the U.S. economy or debt markets generally and any actual or anticipated changes in the credit ratings, financial condition and results of Citigroup Funding and Citigroup Inc.  Some or all of these factors will influence the price that you may receive if you are able to sell your notes prior to maturity.  Because the CPI is one measure of price inflation in the Untied States, you may be required to sell your notes at a substantial discount from the issue price if, at the time of sale, inflation rates have declined or are expected to decline.

■
Many factors, including United States monetary policy, may influence U.S. inflation rates, and could materially and adversely affect the value of the notes.  The Federal Reserve uses the tools of monetary policy, including conducting open market operations, imposing reserve requirements, permitting depository institutions to hold contractual clearing balances and extending credit through its discount window facility, to alter the federal funds rate, which in turn affects the U.S. money supply, interest rates and rates of inflation.  One way that the Federal Reserve might foster price stability and reduce inflation is to raise the target federal funds rate.  On January 25, 2012, the Federal Reserve publicly announced that it expects to begin raising the target federal funds rate in the next few years.  If the Federal Reserve employs monetary policy to reduce inflation after the first year of the term of the notes, the level of the CPI may decrease or experience a lower rate of change, which would adversely affect the amount of one or more interest payments to you.

Although we expect U.S. monetary policy to influence the rate of inflation and, accordingly, the level of the CPI, inflation is influenced by a number of unpredictable factors and there can be no assurance that the Federal Reserve’s policies or

March 2012	PS-2

Fixed to Float Notes Linked to the Consumer Price Index due March    , 2022

actions will be effective.  For example, in 2009, despite multiple measures taken by the Federal Reserve to provide liquidity to the economy, inflation rates remained extremely low.  Other factors that influence interest rates or inflation rates generally may include sentiment regarding underlying strength in the U.S., European and global economies, expectations regarding the level of price inflation, sentiment regarding credit quality in U.S., European and global credit markets, supply and demand of various consumer goods, services and energy resources and the performance of capital markets generally.

■
The CPI percent change may not reflect the actual levels of inflation affecting holders of the notes. The CPI is just one measure of price inflation in the United States and, therefore, may not reflect the actual levels of inflation affecting holders of the notes.  Further, your per annum interest rate for each monthly period is based on the lagging year-over-year percentage change in the level of the CPI for the one-year period ending three months prior to the relevant interest payment date.  Accordingly, an investment in the notes should not be expected to fully offset any costs of inflation actually experienced by investors during the term of the notes.

■
The interest rate applicable to the notes will be subject to a maximum per annum rate. The interest rate applicable to the notes is fixed at 5.00% per annum for the first year of the term of the notes and, although it will fluctuate thereafter, cannot exceed 7.00% per annum for any interest period, regardless of the level of the CPI.  As a result, if the CPI percent change applicable to any interest period after the first year of the term of the notes is greater than 6.00% (taking into account that 1.00% will be added to the CPI percent change), the notes will provide you less interest income than an investment in a similar instrument that is not subject to a maximum per annum interest rate.

■
The notes are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the notes.  The notes are not guaranteed by any entity other than Citigroup Inc.  If we default on our obligations and Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the value of the notes prior to maturity will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the value of the notes.

■
The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price because the public offering price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. Any secondary market price for the notes is also likely to be reduced by the costs of unwinding the related hedging transactions at the time of the secondary market transaction. Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

■
You will be entitled to receive the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. Because the value of the notes may fluctuate, if you are able to sell your notes in the secondary market prior to maturity, you may receive less than the principal amount of the notes.

■
The notes will not be listed on any securities exchange and you may not be able to sell your notes prior to maturity. The notes will not be listed on any securities exchange. Accordingly, the notes will have limited or no liquidity, and you should not invest in the notes unless you are willing to hold them to maturity.  Citigroup Global Markets may, but is not obligated to, make a market in the notes.  If Citigroup Global Markets does make a market in the notes, it may discontinue doing so at any time.  Because we do not expect that other broker-dealers will participate significantly in any secondary market for the notes, the price at which you may be able to sell your notes prior to maturity is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact.  If at any time Citigroup Global Markets. were not to make a market in the notes, it is likely that there would be no secondary market at all for the notes.  The price, if any, at which Citigroup Global Markets may be willing to purchase your notes in any secondary market that may develop may be significantly less than the stated principal amount.  Any sale of the notes prior to maturity may result in a substantial loss.  As a result, you should be prepared to hold your notes until maturity.

■
An investment in the notes may be more risky than an investment in notes with a shorter term. The notes have a term of ten years.  By purchasing notes with a longer term, you will bear greater exposure to fluctuations in interest rates than if you purchased a note with a shorter term.  In particular, you may be negatively affected if interest rates begin to rise, because the interest rate applicable to your notes during a particular interest period may be less than the amount of interest you could earn on other investments available at such time.  If you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

March 2012	PS-3

Fixed to Float Notes Linked to the Consumer Price Index due March    , 2022

■
The CPI itself and the way the CPI is calculated may change in the future and could adversely affect the value of the notes.  The CPI is calculated and published by the Bureau of Labor Statistics of the U.S. Labor Department (the “BLS”).  The BLS may change the method by which it calculates the CPI.  Changes in the way the CPI is calculated could reduce the level of the CPI, which could reduce the amount of one or more interest payments to you and, accordingly, the value of your notes. Further, if the CPI is discontinued or substantially altered, the calculation agent may have the sole discretion to substitute a successor index that is comparable to the CPI, which may also adversely affect the amount of one or more interest payments to you and the value of your notes.

■
You will have no rights against the publishers of the CPI. You will have no rights against the BLS, the publisher of the CPI, even though the amount you receive on each interest payment date after the first year of the term of the notes will depend upon the level of the CPI. The BLS is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

■
The historical performance of the CPI is not an indication of its future performance. The historical levels of the CPI, which are included in this pricing supplement, should not be taken as an indication of the future levels of the CPI during the term of the notes. Changes in the level of the CPI will affect the value of the notes, but it is impossible to predict whether the level of the CPI will rise or fall.

■
The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes. Citigroup Financial Products, Inc., the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Financial Products, Inc. will determine, among other things, each initial CPI level and each final CPI level and will calculate the related CPI percent change, interest rate and payment to you on each interest payment date.  Any of these determinations or calculations made by Citigroup Financial Products, Inc. in its capacity as calculation agent, including with respect to the calculation of the level of the CPI in the event of the unavailability of the level of the CPI, may adversely affect the amount of one or more interest payments to you.

March 2012	PS-4

Fixed to Float Notes Linked to the Consumer Price Index due March    , 2022

General Information
Maturity date:
The maturity date will be March    , 2022 (expected to be March 30, 2022).  If the maturity date is not a business day, then the payment required to be made on the maturity date may be made on the next succeeding business day, unless that day falls in the next calendar month, in which case such payment may be made on the first preceding business day, in each case with the same force and effect as if it had been made on the maturity date.  No additional interest will accrue as a result of delayed payment.

United States federal income tax considerations:
The following is a general discussion of the principal U.S. federal income tax consequences of ownership and disposition of the notes.  It applies only to an initial investor who purchases the notes at their stated principal amount, and holds them as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

Each holder, by purchasing a note, agrees to treat each note for U.S. federal income tax purposes as a debt instrument that is subject to U.S. Treasury regulations governing contingent payment debt instruments.  The remainder of this summary assumes this treatment.

We are required to determine a “comparable yield” for the notes.  The “comparable yield” is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes.  Solely for purposes of determining the amount of interest income that United States holders (as defined in the accompanying prospectus supplement) will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.

The comparable yield is a rate of compounded monthly; the projected payment schedule with respect to a note consists of the following payments:

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the notes.

For U.S. federal income tax purposes, a United States holder is required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of the notes, unless the United States holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the “IRS”).  Regardless of the holder’s accounting method for U.S. federal income tax purposes, a United States holder will be required to accrue as interest income original issue discount (“OID”) on the notes at the comparable yield, adjusted upward or downward to reflect the difference, if any, between the actual and the projected payments on the notes during the year (as described below).

The amount of OID on a note that accrues in each accrual period during the term of the note is

March 2012	PS-5

Fixed to Float Notes Linked to the Consumer Price Index due March    , 2022

determined by multiplying the “adjusted issue price” of the note at the beginning of the accrual period by the comparable yield of the note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a note at the beginning of any accrual period is generally the issue price increased by the total amount of OID previously accrued in respect of the note and decreased by the amount of all prior payments in respect of the note pursuant to the projected payment schedule.

In addition to interest accrued based upon the comparable yield as described above, a United States holder will be required to recognize interest income equal to the amount of any net positive adjustment (i.e., the excess of actual payments over projected payments) in respect of a note for a taxable year.  A net negative adjustment (i.e., the excess of projected payments over actual payments) in respect of a note for a taxable year:

•	will first reduce the amount of interest in respect of the note that the United States holder would otherwise be required to include in income in the taxable year; and
•
to the extent of any excess, will give rise to an ordinary loss, but only to the extent that the amount of all previous interest inclusions under the note exceeds the total amount of the United States holder’s net negative adjustments treated as ordinary loss on the note in prior taxable years.

A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.  Any net negative adjustment in excess of the amounts described above will be carried forward to offset future interest income in respect of the note or to reduce the amount realized on a sale or exchange of the note or a redemption of the note at maturity.

Upon a sale or exchange of a note prior to maturity, a United States holder generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and the holder’s adjusted basis in the note.  A United States holder’s adjusted basis in the note will equal the cost thereof, increased by the amount of interest income previously accrued by the holder in respect of the note and decreased by the amount of any prior payments in respect of the note pursuant to the projected payment schedule.  At maturity, a United States holder will be treated as receiving the projected amount for that date, and any difference between the amount actually received and that projected amount will be treated as a positive or negative adjustment governed by the rules above.  A United States holder generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions (reduced by the total amount of net negative adjustments previously taken into account as ordinary losses), and the balance as capital loss.  These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.  The deductibility of capital losses, however, is subject to limitations.  Additionally, a United States holder who recognizes a loss above certain thresholds may be required to file a disclosure statement with the IRS.  United States holders should consult their tax advisers regarding this reporting obligation.

A non-United States holder (as defined in the accompanying prospectus supplement) of the notes generally will not be subject to U.S. federal withholding or income tax in respect of amounts paid to the non-United States holder, if the non-United States holder (or a financial institution holding the notes on behalf of the non-United States holder) furnishes to the applicable withholding agent an appropriate IRS Form W-8 certifying under penalties of perjury that the beneficial owner is not a U.S. person.  Special rules apply to non-United States holders whose income and gain on their notes are effectively connected with the conduct of a U.S. trade or business.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as successor trustee under an indenture dated June 1, 2005) will serve as trustee for the notes.
Use of proceeds and hedging:
The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps and/or futures, and/or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. It is possible that our affiliates may profit from this hedging activity, even if the value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate, Citigroup Global Markets, may be willing to purchase your notes in any secondary market that may develop. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations:
Each purchaser of the notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the notes through and including the date of disposition of such notes that either:

March 2012	PS-6

Fixed to Float Notes Linked to the Consumer Price Index due March    , 2022

(a)
it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986,a s amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)
if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement.  Please also refer to the section “ERISA Matters” in the accompanying prospectus.

Fees and selling concessions:
Citigroup Global Markets, an affiliate of Citigroup Funding and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $25.00 from Citigroup Funding for each note sold in this offering. The actual underwriting fee per note will be equal to $25.00 for each note sold by Citigroup Global Markets directly to the public and will otherwise be equal to the selling concession provided to selected dealers as described in this paragraph. From this underwriting fee, Citigroup Global Markets will pay certain selected dealers affiliated with Citigroup Global Markets, including Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $25.00 for each note they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $25.00 for each note they sell.  Certain other broker-dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a fixed selling concession, and financial advisors employed by such broker-dealers or by Citigroup Global Markets will receive a fixed sales commission, of $25.00 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” above, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter if, within 30 days of the offering, the underwriter repurchases the notes distributed by such dealers.

Supplemental information regarding plan of distribution; conflicts of interest:
The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated August 26, 2011 among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $         principal amount of the notes (      notes) for $975.00 per note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc.  Citigroup Global Markets proposes to offer some of the notes directly to the public at the public offering price of $1,000.00 per note and some of the notes to selected dealers at $1,000.00 per note less a selling concession as described under “—Fees and selling concessions” above.

The notes will not be listed on any securities exchange.

In order to hedge its obligations under the notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the sections “Risk Factors—Hedging and trading activity by Citigroup Funding could result in a conflict of interest,” and “Use of proceeds and hedging” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client. See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

For the following jurisdictions, please note specifically:

March 2012	PS-7

Fixed to Float Notes Linked to the Consumer Price Index due March    , 2022

Brazil

The notes have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission) and may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Mexico

Pursuant to the Mexican Securities Market Law, the notes have not been, and will not be, registered with the Mexican National Registry of Securities and may not be offered or sold publicly in the United Mexican States.

Uruguay

In Uruguay, the notes are being placed relying on a private placement (“oferta privada”) pursuant to section 2 of law 16,749. The notes are not and will not be registered with the Central Bank of Uruguay to be publicly offered in Uruguay. The notes do not qualify as an investment fund regulated by Uruguayan law 16,774, as amended.

Peru

The information contained in this pricing supplement has not been reviewed by the Comisión Nacional Supervisora de Empresas y Valores (Peru's National Corporations and Securities Supervisory Commission or CONASEV). Neither the Regulations for Initial Offers and Sale of Securities (CONASEV Resolution 141-98-EF/94.10) nor the obligations regarding the information applicable to securities registered with the Registro Público del Mercado de Valores (Peruvian Stock Market Public Registry) apply to this private offering.

Bolivia
The offshore notes are not governed by Bolivian legislation nor are they registered with or regulated by the Bolivian regulatory authorities.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased the notes, namely a person who is:

(a)
a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is

March 2012	PS-8

Fixed to Float Notes Linked to the Consumer Price Index due March    , 2022

to hold investments and of which each beneficiary is an individual who is an accredited investor, should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:
(i)
the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii)	no consideration is or will be given for the transfer; or
(iii)	the transfer is by operation of law.

Calculation agent:
Citigroup Financial Products, Inc., an affiliate of Citigroup Funding, will serve as calculation agent for the notes. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the notes. Citigroup Financial Products, Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

Paying agent:	Citibank, N.A. will serve as will serve as paying agent and registrar and will also hold the global security representing the notes as custodian for The Depository Trust Company (“DTC”).
Contact:	Clients may contact their local brokerage representative.
We encourage you to also read the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink on the front page of this pricing supplement, before you invest in the notes.

How Interest Payments on the Notes Work

The notes will bear interest during each monthly interest period at a fixed rate of 5.00% per annum from and including the original issue date to but excluding March     , 2013 (expected to be March 30, 2013).  From and including March     , 2013 (expected to be March 30, 2013) to but excluding the maturity date, the notes will bear interest during each monthly interest period at a per annum rate equal to the CPI percent change determined for that interest period plus 1.00%, subject to a minimum interest rate of 0.00% and a maximum interest rate of 7.00% per annum for any interest period.

The CPI percent change applicable to any monthly interest period will be the percentage change in the level of the CPI measured over the one-year period ending three months prior to the interest payment date for that interest period.  For example, the interest payment that you will receive on April     , 2012 (expected to be April 30, 2012) will depend on the year-over-year percentage change in level of the CPI from January 2011 to January 2012.

Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date (each such day, a “regular record date”).   If a scheduled interest payment date is not a business day, interest will be paid on the next succeeding business day, unless that day falls in the next calendar month, in which case interest will be paid on the first preceding business day, in each case with the same force and effect as if it has been paid on the scheduled interest payment date.  No additional interest will accrue as a result of delayed payment.

The following table sets forth hypothetical per annum interest rates based on various levels of the CPI, assuming a hypothetical initial CPI level of 227.00.

Hypothetical Final CPI Level	Hypothetical CPI Percent Change	Hypothetical Per Annum Interest Rate
220.19	-3.00%	0.00%
222.46	-2.00%	0.00%
224.73	-1.00%	0.00%
227.00	0.00%	1.00%
229.27	1.00%	2.00%
231.54	2.00%	3.00%
233.81	3.00%	4.00%
236.08	4.00%	5.00%
238.35	5.00%	6.00%
240.62	6.00%	7.00%
242.89	7.00%	7.00%
245.16	8.00%	7.00%

March 2012	PS-9

Fixed to Float Notes Linked to the Consumer Price Index due March    , 2022

Determination of the Level of the Consumer Price Index

The CPI refers to the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg page “CPURNSA” (or any successor page) or any successor index as described below. The U.S. Bureau of Labor Statistics (“BLS”), an agency within the United States Department of Labor, publishes CPI data monthly.

If the CPI for any relevant month is not published on Bloomberg  page “CPURNSA” (or any successor page) by 3:00 p.m. New York City time on the fifth business day preceding the relevant interest payment date (the “interest determination date”), but has otherwise been reported by the BLS, then the calculation agent will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with Citigroup Funding, appears to accurately set forth the CPI as reported by the BLS.

To determine each initial CPI level and each final CPI level, the calculation agent will use the most recently available level of the CPI, determined as described above, on the relevant interest determination date, even if such level has been adjusted from a previously reported level for the relevant month. However, if an initial CPI level or final CPI level used by the calculation agent on any interest determination date to determine the applicable interest rate for the related interest period is subsequently revised by the BLS, the interest rate determined on such interest determination date will not be revised.

If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the notes are outstanding, the CPI is discontinued or is substantially altered, as determined in the sole discretion of the calculation agent, the level of the CPI will be determined by reference to (a) the substitute index chosen by the Secretary of the Treasury for the United States Department of the Treasury’s Inflation-Protected Securities, as described in Appendix B, Section I, Paragraph B.4 of Part IV of 69 Federal Register, No. 144 (July 28, 2004), or (b) if no such index is chosen, the successor index chosen by the calculation agent, in its sole discretion, acting in good faith and using its reasonable judgment.  If the calculation agent determines at that time, in its sole discretion, that there is no appropriate successor index, or that the level of the CPI is not available for any other reason, the calculation agent will determine the level of the CPI by a computation methodology that the calculation agent determines will replicate the CPI as closely as reasonably possible under the circumstances.

Upon any selection of a successor index by the calculation agent, the calculation agent will cause notice to be furnished to us and to the trustee, who will provide notice of such selection to the registered holders of the notes.

March 2012	PS-10

Fixed to Float Notes Linked to the Consumer Price Index due March    , 2022

Description of the Consumer Price Index

Unless otherwise stated, we have derived all information regarding the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers provided in this pricing supplement, including its composition and method of calculation, from publicly available sources. Such information reflects the policies of, and is subject to change by, the BLS.  The BLS is under no obligation to continue to produce, and may discontinue or suspend the production of, the CPI at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the CPI.

The BLS began calculating and publishing the CPI in January 1978 and publishes CPI data every month.  The CPI level for any particular month is published during the following month. The CPI is a measure of the average change in the prices of consumer goods and services, representing the buying habits of the residents of urban or metropolitan areas in the United States.

The CPI market basket is created from detailed expenditure information provided by families and individuals on what they actually bought during certain periods of time. The current CPI uses information collected from the Consumer Expenditure Survey during 2001 and 2002. For each of those years, approximately 10,000 families in the United States provided information on their expenditures in quarterly interviews. For information on frequently purchased items, such as food and personal care products, another 7,500 families kept diaries listing everything they purchased during a two-week period. The eight major groups of goods and services included in the CPI basket are food and beverages, housing, apparel, transportation, medical care, recreation, education and communication and other goods and services. The CPI excludes taxes that are not directly associated with the purchase of consumer goods and services, as well as investment items.

To assess market prices for the goods and services included in the CPI market basket, the BLS data collectors visit or call thousands of retail stores, service establishments, rental units and doctors’ offices to obtain price information on thousands of items each month. During each visit or call, the data collectors gather price information on a good or service that was specifically defined during an earlier visit. If that item is still available, the data collector records the price. If that item is no longer available or there have been changes to its quality or quantity since the last time prices were collected, the data collector selects a new item or records the quality change relating to the current item. The recorded price information is then sent to the BLS where commodity specialists, who have detailed knowledge of the particular goods or services priced, review the data for accuracy and consistency and seek, through complex adjustments based on statistical analysis, to prevent changes in the quality of items from affecting the CPI’s measurement of price change.

Price changes for the goods or services included in the CPI market basket are averaged together with weights that represent their importance in the spending of urban households in the United States. The BLS periodically updates the goods and services included in the CPI market basket, as well as the weights assigned to the various items, to account for changes in broader consumer spending patterns.

Any changes in the prices of the goods or services included in the CPI market basket is then compared to a reference base, which is the average index level (representing the average price level) for the 36-month period covering the years 1982, 1983 and 1984 and which is set at 100. A positive index level change of 1 signifies a 1% increase in prices since the reference period, while a negative index level change of 1 signifies a 1% decrease in prices since the reference period.

The notes are linked to the non-seasonally adjusted CPI. Consequently, there is no elimination of the effect of changes that tend to occur at the same time and with approximately the same magnitude each year (e.g., those changes relating to holidays or climate patterns).

The notes represent obligations of Citigroup Funding only. The notes have not been passed on by BLS. The notes are not sponsored, endorsed, sold or promoted by BLS and BLS makes no warranties and bears no liability with respect to the notes.

March 2012	PS-11

Fixed to Float Notes Linked to the Consumer Price Index due March    , 2022

Historical Information on the Consumer Price Index

The following table sets forth the published levels of the CPI as reported by the BLS for the period from January 2007 through January 2012. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical levels of the CPI should not be taken as an indication of future levels, and no assurance can be given as to the level of the CPI for any relevant month.

Historical Levels of the CPI
Month	2007	2008	2009	2010	2011	2012
January	202.416	211.080	211.143	216.687	220.223	226.665
February	203.499	211.693	212.193	216.741	221.309	n/a
March	205.352	213.528	212.709	217.631	223.467	n/a
April	206.686	214.823	213.240	218.009	224.906	n/a
May	207.949	216.632	213.856	218.178	225.964	n/a
June	208.352	218.815	215.693	217.965	225.722	n/a
July	208.299	219.964	215.351	218.011	225.922	n/a
August	207.917	219.086	215.834	218.312	226.545	n/a
September	208.490	218.783	215.969	218.439	226.889	n/a
October	208.936	216.573	216.177	218.711	226.421	n/a
November	210.177	212.425	216.330	218.803	226.230	n/a
December	210.036	210.228	215.949	219.179	225.672	n/a

The following table sets forth the year-over-year percentage change in the level of the CPI given the historical levels reported above.  The historical figures below should not be taken as an indication of any future value of the CPI percent change that would apply during the term of the notes.

Historical Year-Over-Year Percentage Change in the Level of the CPI
Month	2008	2009	2010	2011	2012
January	4.28%	0.03%	2.63%	1.63%	2.93%
February	4.03%	0.24%	2.14%	2.11%	n/a
March	3.98%	-0.38%	2.31%	2.68%	n/a
April	3.94%	-0.74%	2.24%	3.16%	n/a
May	4.18%	-1.28%	2.02%	3.57%	n/a
June	5.02%	-1.43%	1.05%	3.56%	n/a
July	5.60%	-2.10%	1.24%	3.63%	n/a
August	5.37%	-1.48%	1.15%	3.77%	n/a
September	4.94%	-1.29%	1.14%	3.87%	n/a
October	3.66%	-0.18%	1.17%	3.53%	n/a
November	1.07%	1.84%	1.14%	3.39%	n/a
December	0.09%	2.72%	1.50%	2.96%	n/a

The following graph shows the published levels of the CPI as reported by the BLS for the period from January 2007 through January 2012. Past movements of the CPI are not indicative of future CPI levels.  Changes in the CPI will affect the value of the notes and the interest payments on the notes after the first year of the term of the notes, but it is impossible to predict whether the CPI will rise or fall.

March 2012	PS-12

Fixed to Float Notes Linked to the Consumer Price Index due March    , 2022

Additional Information

General
The notes are a series of unsecured senior debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus supplement and prospectus.  Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.  The notes will be issued only in fully registered form and in denominations of $1,000 per note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the notes and of the senior debt indenture under which the notes will be issued.

Book-Entry Procedures

You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by DTC or its nominee.  Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors.  Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC.  You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

No Redemption

The notes are not subject to redemption at the option of Citigroup Funding or any holder prior to maturity.

Events of Default and Acceleration

In case an event of default (as defined in the accompanying prospectus) with respect to the notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes will be determined by the calculation agent and will equal, for each note, the principal payable at maturity plus any accrued and unpaid interest to the date of such acceleration, calculated as though the relevant interest determination date for that interest period were the date of such acceleration.  If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a note will be capped at the principal payable at maturity plus any accrued and unpaid interest to the date of the commencement of such proceeding, calculated as though the relevant interest determination date for that interest period were the date of the commencement of such proceeding.  Any such payment of interest will be computed on the basis of a 360-day year of twelve 30-day months, or in the case of an incomplete month, the number of days elapsed from and including the original issue date or the immediately succeeding interest payment date, as applicable, to the date of such acceleration or the commencement of such proceeding, as applicable.

In case of default in payment at maturity of the notes, the notes will bear interest, payable upon demand of the beneficial owners of the notes in accordance with the terms of the notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of       % per annum on the unpaid amount (or the cash equivalent of the unpaid amount) due.

We reserve the right to withdraw, cancel or modify any offering of the notes and to reject orders in whole or in part prior to their issuance.

© 2012 Citigroup Global Markets Inc. All rights reserved. Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

March 2012	PS-13

We are responsible for the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document.  We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Fixed to Float Notes Linked to the Consumer Price Index due March    , 2022

($1,000 Principal Amount per Note)
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.

Pricing Supplement
March    , 2012

(Including Prospectus Supplement dated
May 12, 2011 and Prospectus dated
 May 12, 2011)

TABLE OF CONTENTS
Page
Pricing Supplement
Key Terms	PS-1
Risk Factors	PS-2
General Information	PS-5
How Interest Payments on the Notes Work	PS-9
Determination of the Level of the Consumer Price Index	PS-10
Description of the Consumer Price Index	PS-11
Historical Information on the Consumer Price Index	PS-12
Additional Information	PS-13

Prospectus Supplement
Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution; Conflicts of Interest	S-41
Validity of the Notes	S-42
ERISA Matters	S-42

Prospectus
Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	8
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Plan of Distribution; Conflicts of Interest	25
ERISA Matters	28
Legal Matters	28
Experts	28